Filed by: Camden National Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Northway Financial, Inc.
Registration No.: 333-282728

The following is a transcript of the third quarter 2024 Camden National Corporation Earnings Call on October 29, 2024.

Forward-Looking Statements

This communication may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements about the beliefs, plans, strategies, predictions, forecasts, objectives, intentions, assumptions or expectations of Camden National Corporation (“Camden”) are not historical facts and may be forward-looking. These include, but are not limited to, statements regarding the proposed transaction, revenues, earnings, loan production, asset quality, and capital levels, among other matters; Camden’s estimates of future costs and benefits of the actions it may take; Camden’s assessments of probable losses on loans; Camden’s assessments of interest rate and other market risks; Camden’s ability to achieve its financial and other strategic goals; the expected timing of completion of the proposed transaction with Northway Financial, Inc. (“Northway”); the expected cost savings, synergies and other anticipated benefits from the proposed transaction; and other statements that are not historical facts.

Forward-looking statements are often, but not always, identified by such words as “believe,” “expect,” “anticipate,” “can,” “could,” “may,” “predict,” “potential,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “should,” “will,” and other similar words and expressions, and are subject to numerous assumptions, risks, and uncertainties, which may change over time.

Because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those indicated in such forward-looking statements as a result of a variety of factors, many of which are beyond the control of Camden and Northway. Such statements are based upon the current beliefs and expectations of the management of Camden and Northway and are subject to significant risks and uncertainties outside of the control of the parties. Caution should be exercised against placing undue reliance on forward-looking statements. The factors that could cause actual results to differ materially include the following: the reaction to the transaction of the companies’ customers, employees and counterparties; customer disintermediation; inflation; expected synergies, cost savings and other financial benefits of the proposed transaction might not be realized within the expected timeframes or might be less than projected; the requisite stockholder and regulatory approvals for the proposed transaction might not be obtained; credit and interest rate risks associated with Camden’s and Northway’s respective businesses, customers, borrowings, repayment, investment, and deposit practices; general economic conditions, either nationally or in the market areas in which Camden and Northway operate or anticipate doing business, are less favorable than expected; new regulatory or legal requirements or obligations; and other risks. Certain risks and important factors that could affect Camden’s future results are identified in its Annual Report on Form 10-K for the year ended December 31, 2023 and other reports filed with the Securities and Exchange Commission, including among other things under the heading “Risk Factors” in such Annual Report on Form 10-K. These risks and uncertainties are not exhaustive. Other sections of such reports describe additional factors that could affect Camden’s business and financial performance. Any forward-looking statement speaks only as of the date on which it is made, and Camden undertakes no obligation to update any forward-looking statement, whether to reflect events or circumstances after the date on which the statement is made, to reflect new information or the occurrence of unanticipated events, or otherwise.

Additional Information and Where to Find It

This communication is being made in respect of the proposed merger transaction involving Camden and Northway. Camden filed a registration statement on Form S-4 with the SEC, which includes a preliminary proxy statement of Northway and a preliminary prospectus of Camden, each subject to completion or amendment, and Camden will file other documents regarding the proposed transaction with the SEC. The registration statement has not yet become effective. A definitive proxy statement/prospectus will be sent to Northway stockholders seeking the required stockholder approval of the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF NORTHWAY ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS, WHEN THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The documents filed by Camden with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by Camden may be obtained free of charge under the “Investor Relations” section of Camden’s website at http://www.camdennational.bank. Alternatively, these documents, when available, can be obtained free of charge from Camden upon written request to Camden National Corporation, Attn: Corporate Secretary, 2 Elm Street, Camden, Maine 04843.

Participants in Solicitation

Camden, Northway, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding Camden’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 5, 2024, and certain other documents filed by Camden with the SEC. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials when filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.

EARNINGS CALL

Operator
[Operator Introduction]

Renée Smyth
Chief Experience and Marketing Officer

Good afternoon, and welcome to Camden National Corporation’s conference call for the third quarter of 2024. Joining us this afternoon are members of Camden National Corporation’s executive team: Simon Griffiths, President and Chief Executive Officer; and Mike Archer, Executive Vice President, Chief Financial Officer.

Please note that today's presentation contains forward-looking statements, and actual results could differ materially from what is discussed on today's call. Cautionary language regarding these forward-looking statements is contained in our third quarter 2024 earnings release issued this morning and in other reports we file with the SEC.

All of these materials and public filings are available on our Investor Relations website at camdennational.bank. Camden National Corporation trades on the NASDAQ under the symbol CAC.

In addition, today's presentation includes discussions of non-GAAP financial measures. Any references to non-GAAP financial measures are intended to provide meaningful insights and are reconciled with GAAP in our earnings release, which is also available on our Investor Relations website.

I am pleased to introduce Camden National Corporation's host, President and Chief Executive Officer, Simon Griffiths.

Simon Griffiths
Chief Executive Officer

Thank you, Renée. Good afternoon, everyone. We appreciate you joining our call today. I'll provide a few comments on our most recent quarter and then turn it over to Mike to discuss our third quarter financial performance. We will then open up the call for Q&A.

The third quarter marked a significant event for Camden National, as we announced on September 10th that we would acquire Northway Financial, a strong community bank franchise in New Hampshire. The combination provides Camden National a unique opportunity to strengthen its competitive position and build market share in Northern New England in a higher-growth contiguous market. We have filed all of the bank regulatory applications for approvals required for the merger, which we expect to be completed in the first quarter of 2025.

Both Camden National and Northway teams are highly engaged in planning the integration of our companies and preparing for a seamless transition for customers and employees. As we dive deep into our preparation, we remain convinced that this merger represents a rare opportunity to combine two high-quality and culturally aligned franchises to build a premier Northern New England Bank.

In the midst of this significant transaction, we produced strong operating results during the third quarter. Earlier this morning, we reported net income of $13.1 million or $0.90 diluted earnings per share, for the third quarter of 2024, an increase of 9% and 11%, respectively, over the second quarter of 2024. Excluding the merger and acquisition costs incurred through September 30, 2024, on a non-GAAP basis, net income for the third quarter of 2024 was $13.6 million, and EPS was $0.94, an increase of 14% and 16%, respectively, over the second quarter of 2024.

Our strong third quarter financial performance is highlighted by a 10 basis point increase in net interest margin over the previous quarter, disciplined expense management with continued franchise investment, and strong asset quality, which are the hallmarks of Camden National. These results demonstrate the strength of our franchise, and we believe they also represent critical momentum and improving operating environment, as short-term interest rates are forecasted to drive lower over the coming quarters.

In September, our team swiftly adjusted our rate book and developed proactive strategies to preserve and enhance our solid customer base during the downward changing rate environment. We proactively responded to the Fed Funds rate cut in mid-September through both front- and back-book pricing changes. Our strong customer relationships continue to serve us well, with a 1% increase in deposits compared to the previous quarter. We continue to see a strong commercial pipeline and welcome two strategic commercial lenders in New Hampshire and one in the Lewiston/Auburn market to expand our presence in these higher-growth markets. As we actively seek new commercial customers, we remain committed to our prudent customer due diligence and a disciplined pricing strategy to maintain our risk management approach. We continue make strategic investments in our business while managing operating expenses and driving positive operating leverage.

During the third quarter of 2024, our revenues increased 5% over the previous quarter. Non-interest expense increased modestly by 3% when excluding M&A expenses. Noninterest income for the third quarter increased 7% over the previous quarter as we benefited from seasonal mortgage activity and lower interest rates, which drove increased activity and greater salable business into the secondary markets.

Our asset quality remained strong as of September 30. We continue to monitor our loan portfolio actively and, to date, we have not seen any signs of credit deterioration across any pockets or industries. Our lending and credit teams work to proactively manage any loan at the first sign of any challenge. This proactive approach has served, and continues to serve, us and our customers well.

On September 30, 2024, past due loans were just three basis points of total loans, down from five basis points from the last quarter, and nonperforming loans were 17 basis points of loans, down from 23 basis points at June 30. While asset quality remains strong across the board, we maintained an allowance for losses of 0.86% of total loans at September 30, 2024, consistent with the previous quarter. We continue to believe this reserve level is appropriate as we balance current macroeconomic conditions, the forecasted path ahead and our current asset quality metrics.

The strategic transformation of our account opening process is on track and scheduled for a year-end launch. We have successfully completed development and are in the midst of full end-to-end testing. This will allow complete account opening and funding within minutes from mobile and online devices and is a first step towards enhancing our deposit account opening process across all channels. Our customers will be able to experience the convenience of our Digital Experience with the security and ease of human backed service excellence. As I laid out, we continue to lean into our strengths, including exceptional talent execution capabilities and risk management expertise. This allows us to serve our customers effectively against a complex backdrop and deliver key results for our shareholders.

Looking ahead, we are very excited about the future opportunities as we merge with Northway to enhance our market position and increase our scale and capabilities. We are confident the combined entity will provide meaningful value creation for shareholders and strong pro forma profitability. Our expanded customer base will benefit from our strategic technology investments, business diversification and larger balance sheet, which we believe will provide a more robust platform for future earnings growth. We look forward to providing you with additional details as we move through the regulatory approval process and closing.

Now Mike will provide more details about our financial results.

Michael Archer
Chief Financial Officer

Thank you, Simon, and good afternoon, everyone. This morning, we reported an increase in net income for the third quarter of 9% over last quarter. Adjusting for merger-related costs, we reported an increase in core net income for the third quarter of 14% over the second quarter. Our core financial results continue to demonstrate the positive momentum we are building through our actions to drive net interest margin improvement over the past several quarters, as well as our continued focus on asset quality and expense management. Through these results, many of our key financial metrics improved over the last quarter. Of particular note, our core return on average assets for the third quarter was 95 basis points, our core return on average tangible equity was 12.94%, and our efficiency ratio was 62.39%. Additionally, our tangible book value per share grew 5% in the third quarter.

Certainly, one of the highlights for the third quarter of 2024 was our net interest margin expansion of 10 basis points, to 2.46% on a linked-quarter basis, beating our guidance provided on last quarter's call. Net interest margin expansion for the third quarter drove net interest income growth of 4% over the last quarter, highlighted by an expanding interest-earning asset yield of 11 basis points and flat funding costs, maintaining at 2.35% between quarters.

Noninterest income for the third quarter of 2024 totaled $11.4 million, an increase of 7% over the second quarter of this year. We saw strong residential mortgage activity in in the third quarter throughout the summer months our markets and we closed the third quarter with a strong residential mortgage pipeline. We continue to sell our eligible residential mortgage production, and for the third quarter, we sold 64% of our residential mortgage production compared to 52% in the second quarter. Also contributing to the increase on a linked-quarter basis was the increase in debit card income and back-to-back loan swap fees of $100,000 and $133,000, respectively.

Noninterest expenses for the third quarter of 2024 totaled $28.9 million, which included costs of $727,000 associated with the recent announced planned merger with Northway Financial. As we continue to work our way through the anticipated acquisition and conversion date in the first quarter of 2025, we expect most of the estimated onetime deal costs to be incurred over the next two quarters. Excluding these merger-related costs, noninterest expenses for the third quarter were $28.2 million and increased 3% over the second quarter of 2024, as we continue to invest into our franchise. Strong revenue growth of 5% on a linked-quarter basis drove improvement in our quarterly efficiency ratio to 62.39% for the third quarter compared to 63.53% for the second quarter of 2024. We estimate operating expenses for the fourth quarter before any merger-related costs will be in line with recent quarters.

Now shifting to the balance sheet, total assets of $5.7 billion as of September 30, 2024, were relatively unchanged on a linked-quarter basis. Loan balances as of September 30 were $4.1 billion, a decrease of 1% compared to the second quarter of 2024, while investment balances increased 2% as lower interest rates provided relief to investment valuations, and we repurchased $26 million of securities. Total deposits as of September 30, 2024, were $4.6 billion, an increase of 1% compared to the second quarter as we saw the lift from normal seasonal inflows and continued success within our high-yield savings deposit product, which increased another 8% this quarter and resulted in savings growth year-to-date of 16%.

The credit quality of our loan portfolio continues to be very strong, supported by excellent credit quality metrics. On a linked-quarter basis, we saw several key quality metrics improved at September 30, including nonperforming loans decreasing 6 basis points to basis points to 0.17% of total loans, annualized quarterly net charge-offs decreasing 1 basis point to 3 basis points of average loans, and past due loans decreasing 2 basis points to 3 basis points of total loans. We maintained a loan loss reserve coverage ratio of 86 basis points of total loans at September 30, consistent with the past 2 quarters. This reserve level continues to reflect our view on the strength of our loan portfolio, but also provides sufficient reserves for the risks that continue to persist at a macro level.

During the third quarter, we saw our capital levels grow at healthy levels across the board, highlighted by our total risk-based capital ratio expansion of 39 basis points to 14.85% and our TCE ratio increasing 35 basis points to 7.69% at September 30.

This concludes our comments. We'll now open the call up for questions.

QUESTION AND ANSWER

Operator

Our first question comes from Steve Moss with Raymond James.

Stephen Moss
Raymond James & Associates, Inc., Research Division

Good afternoon. Maybe just starting here on the margin here. Curious with regard to the rate cuts, we just had September and probably a couple more coming. What are you guys seeing for deposit pricing here and kind of how we think about that translating to the margin?

Simon Griffiths
Chief Executive Officer

Steve, thanks for the question. I think broadly, we see the back end of the year in line with the October net interest margin. We continue to be very, very disciplined in our pricing and demonstrated that over the last quarter where we saw the two rate cuts. We have two rate cuts in the ballpark for the back end of the year, which is pretty in line with expectations, and we'll continue to manage that very carefully as we look out towards the next couple of months.

Stephen Moss
Raymond James & Associates, Inc., Research Division

Okay. Got it. And in terms of just kind of the debt restructuring that occurred here or the paydown of the BTFT and swap use, that was a -- I'm assuming -- received variable pay fix or maybe things reverse, but just talk about the the structure there and kind of how that impacted your asset liability mix?

Simon Griffiths
Chief Executive Officer

Sure, yes, Steve. So you're spot on. We did pay down the full remaining $170 million of BTFB during the quarter. Essentially, what we ended up doing is we went out and did some swaps there for the FHLB essentially -- and we're able to lower our rate from -- I believe, it was 4.76 down to a weighted, I think was 4.09. So immediately picking up positive carry there.

But also to your point, from an interest rate risk perspective, our risk continues to be for rates higher for longer, certainly rates up. And so when we did that, we also spread that out. We did a little bit longer there -- went out 12 and 18 months, also knowing that the BTFP was going to fall off for us in January 2025. So we tried to be proactive there, and position ourselves a little bit better for just the risk that our balance sheet presents.

Stephen Moss
Raymond James & Associates, Inc., Research Division

Okay. So between that, the positive trends you guys have seen just on loan yield improving nicely here the last couple of quarters. Is it similar pace of expansion for the upcoming quarter? Or do you guys stabilize in like the September month margin? Just kind of curious how to think about that.

Michael Archer
Chief Executive Officer

I mean -- for our margin outlook for next quarter, Steve, we're kind of probably more in the, call it, 3 to 5 or 2 to 5 basis points, somewhere in the neighborhood right around 2.50 what we're thinking. I think we're certainly watching just in terms of what happens with the overall curve. Certainly, the more recent rebound there on the mid and long end of the curve was certainly helpful.

But I think that's the other area, of course, is we expect the rates on the short end to be down with the Fed Funds cut, but I think it does matter as well, of course, on the mid and long end and how that reacts.

Stephen Moss
Raymond James & Associates, Inc., Research Division

Okay. Great. And then in terms of hiring here, Simon, you mentioned, I think, two hires during the quarter if I heard you correctly. Just curious what kind of book of business are they bringing? And kind of how you're thinking about any additional hires?

Simon Griffiths
Chief Executive Officer

Yes. I think it's -- we've discussed on previous calls, we continue to see really a nice opportunity on the southern end of our market and continue to invest in that -- those geographies. We've got -- as I said, some nice momentum some nice momentum there. We have in the New Hampshire market as well and just really continue to see opportunities to push into those markets. We see nice opportunities, certainly in the multifamily housing area. We see strong C&I demand, particularly in the equipment space right now.

And -- but really, it just continues to be, Steve, through that lens of quality. We definitely aren’t chasing deals. We're looking for the right deal, right relationship, and really pushing into those deep long-term strategic relationships that are long-term value for the client and long-term value to Camden National.

Stephen Moss
Raymond James & Associates, Inc., Research Division

Okay. Got it. So I mean, maybe just thinking about the investments you're making and the overall underlying business momentum you guys have kind of think maybe we're on [indiscernible] let's call it, 1% to 2% loan growth this year, but maybe stepping up kind of into next year?

Simon Griffiths
Chief Executive Officer

Yes, I think we're still seeing next year, Steve, 1% to 3% loan growth, excluding Northway impact. So maybe a slight pickup. I mean I think it's going to depend a lot on the rate environment. If rate environment comes down, obviously materially, we certainly, I think, are likely see a pickup in the resi volumes. Certainly, I think it's quite competitive out there right now. And I think there's that caution, particularly with the election cycle coming up and I think focus sitting on the sidelines. But certainly, I think it could be a slight tick up from where we are right now, but still modest loan growth overall, as I said, excluding Northway.

Operator

Our next question comes from Damon DelMonte with KBW.

Damon DelMonte
Keefe, Bruyette & Woods, Inc., Research Division

Just to kind of keep the discussion on loans here. During the quarter, it looks like C&I loans had come down a decent amount during the quarter. Was there some larger payoffs that happened there? Or what kind of was driving that?

Michael Archer
Chief Financial Officer

Yes. Damon, this is Mike. You're spot on -- just a few just a few paydowns primarily some of the syndication loans as rates came down and of those just refinanced. But nothing overall from a trend perspective, just a few larger loans there.

Damon DelMonte
Keefe, Bruyette & Woods, Inc., Research Division

Got it. And I think the commentary on fee income and mortgage banking in particular were that the -- residential mortgage loan pipelines remain strong kind of at quarter end. So could we -- I know there's obviously seasonal factors with weather and whatnot within your footprint. So -- can we expect another strong quarter out of mortgage banking to close out the year? Or do you -- would you not expect it to be as strong as this quarter?

Simon Griffiths
Chief Executive Officer

Yes. We're definitely seeing strong pipelines right now. We've got about $72 million in the resi pipeline and about $124 million in approved loans in the commercial pipeline. So we certainly see some nice momentum through year-end. And I think with certainly the rates coming down potentially another 50 basis points. I think you could certainly start to see that picking up into next year. But as I say, contingent probably on the rate environment for the -- to the degree of the momentum that we're seeing.

Damon DelMonte
Keefe, Bruyette & Woods, Inc., Research Division

Got it. Okay. Great. And then lastly, I think, Mike, you may have touched on the expenses, but if you kind of take out the one-time merger charges that kind of puts you in the $28.2 million range. Is that a decent starting point to kind of model going forward to close out '24 and kind of modest growth ex the Northway deal in '25?

Michael Archer
Chief Financial Officer

Yes, I think that's fair, Damon. I think we'll be rating at neighborhood $28.2 million is a pretty good spot rate in the middle. It could be a tick higher or closer to 28%, but it's a pretty good spot.

Simon Griffiths
Chief Executive Officer

Yes. And I just would emphasize, Damon, that we continue to invest. And I think that's the nice part of the story here is we really are self-funding a lot of these investments. I talked earlier with Steve's question relative to the investment in the commercial and putting in some commercial folk down in southern end of our market. And that's going to be really the focus we've got this exciting release of this online account opening capability.

Again, we're really putting those investments into our customer experience into great people and really continuing to build out the franchise but managing the expenses in a really disciplined way.

Operator

Our next question comes from David [Mirochnik] with Stephens.

David [Mirochnik]
Stephens

Good afternoon. This is David [Mirochnik] on for Matt Breese. To start, I would just love to hear your thoughts and expectations around your loan deposit betas kind of into 2025 through 2025? And whether you expect these figures to be fairly similar what they were on the way up?

Michael Archer
Chief Financial Officer

Yes, I can take that one, David. I mean, I would just say for 2025, in particular, we're still working through some budgets. I mean the reality is our betas are certainly going to depend on what the Fed does, maybe sticky -- obvious. We are liability sensitive. Our expectation is rates come down, margin will expand. I can assure you that's how we're thinking about it internally. And certainly, we'll think about it that way as well from a 2025 budget perspective.

I think more near term, we do expect some Fed cuts here in the coming weeks and months, and we expect to see funding costs pull down and start to -- we believe we'll continue to see a level of margin expansion for the fourth quarter as well.

David [Mirochnik]
Stephens

Great. And then just staying on that, can you talk a little bit about, I guess, since the first 50 basis points cut maybe actions you guys have taken so far, how customers responded and where you were successful? I know you kind of mentioned some adjustments in September and just if you had any more color there?

Simon Griffiths
Chief Executive Officer

Yes. And I think we've certainly taken some actions. And I would just -- I'm sure Michael will build on this, but I would just say I think we're very disciplined, very thoughtful about the client relationships. We saw a nice build in deposits in the third quarter. Obviously, some of that's underlying seasonality. But we're going to continue to obviously manage that very proactively, and continue to be disciplined in terms of our pricing but also putting relationships with our customers front and center.

Michael Archer
Chief Financial Officer

Yes, I would just add. I mean ultimately, we price, I think we're at around 30% of our nonmaturity deposit base. And we went in -- I want to say -- on a full 50 basis points. I mean, overall, we saw -- we monitored those customers. We've seen the balances grow into October. So we haven't seen any significant runoff I think to Simon's point, as we move forward, we'll certainly be thoughtful about that. And at the end day, we want to maintain those core customer relationships, but just while managing funding costs down.

David [Mirochnik]
Stephens

Great. I appreciate that. And last one for me is just on the securities -- can you talk about kind of security maturities coming up? And maybe where you want that securities-to-asset ratio to kind of sit at or move to in the future?

Michael Archer
Chief Financial Officer

Yes. We have about $10 million or so of monthly runoff on the investment portfolio. Ideally, our -- we would be putting it to loan growth, as we mentioned, there are some timing items, and we did a small security purchase in the third quarter for first time in a while, really just trying to put some assets to work there -- [indiscernible] out over the yield. Same thing I would just say to that point is keeping the weighted average life and the duration of what we purchased pretty short to give us some flexibility as we move into the future as well.

I think in terms of investment to assets ratio, historically, we've been in the 20%, 25%. I would say we're probably closer to the 20-ish now, and we feel pretty good in that neighborhood. And we'll continue to monitor. We certainly leverage our investment portfolio for liquidity purposes and again, if commercial loan growth and other things pick up, we could see ourselves maybe going a tick down there, but certainly feel good at that level.

Operator

As we have no further questions, this concludes our question-and-answer session. I'd like to turn the conference back over to Simon Griffiths for any closing remarks.

Simon Griffiths
Chief Executive Officer

Thank you, Lydia. I want to thank you all for your time today and your interest in Camden National Corporation. We wish you all a great rest of your day.